SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WILL OPPOSE COMPETITORS' HIGH COURT ACTION TO GROUND ITS FLIGHTS

Ryanair today (5 Oct) confirmed that ENAA (a lobbying group led by Lufthansa and Air France/KLM and their subsidiary airlines), whose members cannot compete with Ryanair's low fares, is instead trying to misuse the EU ownership and control rules via the Irish High Court to restrict competition and choice for EU air travel.  Ryanair fully complies with EU ownership and control requirements and will vigorously oppose ENAA's contrived claim which seeks to ground Ryanair by suspending its air operating licence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 October, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary